Exhibit A

Press Release
Ceragon Reports Second Quarter 2012 – August 6, 2012

CERAGON NETWORKS REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS

Achieves record revenue of $119.1 million; improved profitability and record booking

Paramus, New Jersey, August 6, 2012 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the second quarter which ended June 30, 2012.

Revenues for the second quarter of 2012 reached $119.1 million, up 8% from $110.4 million for the second quarter of 2011, and up 1% from $117.8 million in the first quarter of 2012.

Net loss in accordance with US Generally Accepted Accounting Principles (GAAP) for the second quarter of 2012 was $(1.0) million or $(0.03) per basic share and diluted share, compared to net loss of $(17.4) million in the second quarter of 2011, or $(0.48) per basic share and diluted share.

On a non-GAAP basis, net income for the second quarter, excluding (a) $1.3 million of equity-based compensation expenses, (b) $0.9 million amortization of intangible assets, (c) $1.6 million inventory step up related to the Nera acquisition and (d) $0.2 million of changes in pre-acquisition indirect tax positions, was $3.0 million, or $0.08 per basic share and diluted share. Non-GAAP net loss for the second quarter of 2011 was $(1.6) million, or $(0.04) per basic share and diluted share (please refer to the accompanying financial tables for reconciliation of GAAP financial information to non-GAAP).

Gross margin on a GAAP basis in the second quarter of 2012 was 31.9% of revenues. Gross margin on a non-GAAP basis was 33.8% of revenues.

Operating loss on a GAAP basis in the second quarter of 2012 was $(0.2) million. On a non-GAAP basis operating profit was $3.8 million.

Cash and cash investments at the end of the quarter were $44.8 million. Negative cash flow from operations in the quarter relates mainly to additional working capital requirements associated with more sales to Tier 1 operators in Latin America and Africa that have longer payment terms and practices.

 “We continued to grow in Q2, achieving all-time record revenues, better gross margin and improved profitability,” said Ira Palti, President and CEO of Ceragon. “Record bookings resulted in a book-to-bill ratio well above one.  Our success in securing several large orders from Tier 1 operators expands our working capital needs. We believe this represents a temporary timing issue, which we have addressed by drawing down on our unused credit facilities.

“Ceragon has a comprehensive portfolio of solutions with the most advanced technology, we are gaining share in key growth regions, and we are executing very well. Therefore, we expect to be able to continue to grow revenues and improve profitability and cash flow, even in light of growing macro headwinds,” concluded Mr. Palti.

Supplemental revenue breakouts:

Geographical breakdown, second quarter of 2012:

•	Europe: 18%
•	Africa: 20%
•	North America: 8%
•	Latin America: 31%
•	India: 16%
•	APAC: 7%

A conference call will follow today, August 6, 2012, beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (USA) (800) 230-1074 or international +1 (612) 234-9960 from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: Telephone: (USA) (800) 475-6701 or international +1 (320) 365-3844, Access Code: 252653. A replay of both the call and the webcast will be available through September 6, 2012.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

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Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. Other names mentioned are owned by their respective holders.

Company & Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel: +1-(201)-853-0228 Office (Int’l): +972 (0)3 5431 132 yoelk@ceragon.com	Media Contact: Abigail Levy-Gurwitz Ceragon Networks Ltd. Tel: +1-(201)-853-0271 (Int’l): +972 (0)3 5431 166 abigaill@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. +1-(508)-475-0025 x150 kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, the risk that the combined Ceragon and Nera business may not perform as expected, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com

Ceragon Reports Second Quarter 2012 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30		Six months ended June 30,
	2012	2011	2012	2011

Revenues	$119,050	$110,350	$236,833	$210,662
Cost of revenues	81,081	86,716	161,925	157,444

Gross profit	37,969	23,634	74,908	53,218

Operating expenses:
Research and development	11,900	12,660	24,055	25,117
Selling and marketing	20,129	21,003	39,976	40,188
General and administrative	6,163	6,212	13,378	11,735
Restructuring costs	-	-	-	7,834
Acquisition related costs	-	-	-	4,919

Total operating expenses	$38,192	$39,875	$77,409	$89,793

Operating loss	(223)	(16,241)	(2,501)	(36,575)

Financial expenses, net	(554)	(312)	(1,460)	(759)

Loss before taxes	(777)	(16,553)	(3,961)	(37,334)

Taxes on income	245	817	535	1,412

Net loss	$(1,022)	$(17,370)	$(4,496)	$(38,746)

Basic net loss per share	$(0.03)	$(0.48)	$(0.12)	$(1.08)

Diluted net loss per share	$(0.03)	$(0.48)	$(0.12)	$(1.08)

Weighted average number of shares used in computing basic net loss per share	36,421,106	35,983,033	36,354,389	35,794,446

Weighted average number of shares used in computing diluted net loss per share	36,421,106	35,983,033	36,354,389	35,794,446

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Ceragon Reports Second Quarter 2012 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	June 30, 2012	December 31, 2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$37,944	$28,991
Short-term bank deposits	2,901	7,159
Marketable securities	-	9,665
Trade receivables, net	174,482	143,247
Deferred taxes	8,695	8,622
Other accounts receivable and prepaid expenses	34,834	37,281
Inventories	68,830	93,465
Total current assets	327,686	328,430

LONG-TERM INVESTMENTS:
Long-term marketable securities	3,970	3,716
Severance pay funds	6,572	6,360
Total long-term investments	10,542	10,076

OTHER ASSETS:
Deferred taxes	8,828	8,898
Goodwill and intangible assets, net	26,118	28,032
Other long-term receivables	8,871	5,257

Total other assets	43,817	42,187

PROPERTY AND EQUIPMENT, NET	32,059	30,465

Total assets	$414,104	$411,158

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan, including current maturities of long term bank loan	$22,832	$8,232
Trade payables	92,875	77,395
Deferred revenues	25,917	38,308
Other accounts payable and accrued expenses	41,880	49,508
Total current liabilities	183,504	173,443

LONG-TERM LIABILITIES
Long term bank loan, net of current maturities	22,652	26,768
Accrued severance pay and pension	12,020	11,996
Other long term payables	36,921	37,900
	71,593	76,664
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	97	97
Additional paid-in capital	315,217	311,911
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(1,197)	(343)
Accumulated deficits	(135,019)	(130,523)

Total shareholders' equity	159,007	161,051

Total liabilities and shareholders' equity	$414,104	$411,158

Ceragon Reports Second Quarter 2012 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Cash flow from operating activities:
Net loss	$(1,022)	$(17,370)	$(4,496)	$(38,746)
Adjustments to reconcile net income to net cash used in operating activities:

Depreciation and amortization	3,648	2,951	7,419	6,152
Stock-based compensation expense	1,257	1,437	2,842	2,856
Decrease (increase) in trade and other receivables, net	(27,812)	6,640	(36,463)	29,134
Decrease in inventory	4,623	14,168	24,083	23,993
Increase (decrease) in trade payables and accrued liabilities	8,734	(7,743)	10,721	(24,680)
Decrease in deferred revenues	(3,219)	(12,755)	(12,391)	(12,765)
Decrease (increase) in deferred tax asset, net	114	1	(263)	32
Other adjustments	(325)	1,661	(429)	1,650
Net cash used in operating activities	$(14,002)	$(11,010)	$(8,977)	$(12,374)

Cash flow from investing activities:
Purchase of property and equipment ,net	(3,065)	(3,240)	(6,368)	(6,029)
Payment for business acquisition *)	-	-	-	(42,405)
Investment in short and long-term bank deposit	-	(7,589)	(1,266)	(9,843)
Proceeds from short and long-term bank deposits	3,186	10,273	5,436	24,069
Investment in held-to-maturity marketable securities	(64)	-	(64)	-
Proceeds from maturities of held-to-maturity marketable securities, net	-	23	9,717	4,258
Net cash provided by (used in) investing activities	$57	$(533)	$7,455	$(29,950)

Cash flow from financing activities:
Proceeds from exercise of options	251	284	464	3,580
Proceeds from bank loans	14,600	-	14,600	35,000
Repayment of bank loan	(2,058)		(4,116)
Net cash provided by financing activities	$12,793	$284	$10,948	$38,580

Translation adjustments on cash and cash equivalents	$(322)	$(789)	$(473)	$(435)
Increase (decrease) in cash and cash equivalents	$(1,474)	$(12,048)	$8,953	$(4,179)
Cash and cash equivalents at the beginning of the period	39,418	45,594	28,991	37,725
Cash and cash equivalents at the end of the period	$37,944	$33,546	$37,944	$33,546

*)	Excluding cash and cash equivalents

Ceragon Reports Second Quarter 2012 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,
	2012				2011
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$119,050			$119,050	$110,350
Cost of revenues	81,081	2,225	(a)	78,856	75,128

Gross profit	37,969			40,194	35,222

Operating expenses:
Research and development	11,900	607	(b)	11,293	11,453
Selling and marketing	20,129	1,113	(c)	19,016	18,730
General and administrative	6,163	47	(d)	6,116	5,509

Total operating expenses	$38,192			$36,425	$35,692

Operating profit (loss)	(223)			3,769	(470)
Financial expenses, net	(554)			(554)	(312)

Income (loss) before taxes	(777)			3,215	(782)

Taxes on income	245			245	817

Net income (loss)	$(1,022)			$2,970	$(1, 599)

Basic net earnings (loss) per share	$(0.03)			$0.08	$(0.04)

Diluted net earnings (loss) per share	$(0.03)			$0.08	$(0.04)

Weighted average number of shares used in computing basic net earnings (loss) per share	36,421,106			36,421,106	35,983,033

Weighted average number of shares used in computing diluted net earnings (loss) per share	36,421,106			37,380,275	35,983,033

Total adjustments		3,992

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $1.6 million of inventory step-up, $0.1 million of stock based compensation expenses and $0.2 million of changes in pre-acquisition indirect tax positions in the three months ended June 30, 2012.

(b)	Research and development expenses include $0.6 million of stock based compensation expenses in the three months ended June 30, 2012.
(c)	Selling and marketing expenses include $0.6 million of amortization of intangible assets and $0.5 million of stock based compensation expenses in the three months ended June 30, 2012.
(d)	General and administrative expenses include $0.05 million of stock based compensation expenses in the three months ended June 30, 2012.

Ceragon Reports Second Quarter 2012 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30,
	2012				2011
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$236,833			$236,833	$210,662
Cost of revenues	161,925	4,517	(a)	157,408	142,961
Gross profit	74,908			79,425	67,701

Operating expenses:
Research and development	24,055	1,031	(b)	23,024	22,494
Selling and marketing	39,976	2,728	(c)	37,248	35,391
General and administrative	13,378	899	(d)	12,479	10,101

Total operating expenses	$77,409			$72,751	$67,986

Operating profit (loss)	(2,501)			6,674	(285)
Financial expenses, net	(1,460)			(1,460)	(759)

Income (loss) before taxes	(3,961)			5,214	(1,044)

Taxes on income	535			535	1,412

Net income (loss)	$(4,496)			$4,679	$(2,456)

Basic net earnings (loss) per share	$(0.12)			$0.13	$(0.07)

Diluted net earnings (loss) per share	$(0.12)			$0.13	$(0.07)

Weighted average number of shares used in computing basic net earnings (loss) per share	36,354,389			36,354,389	35,794,446

Weighted average number of shares used in computing diluted net earnings (loss) per share	36,354,389			37,287,665	35,794,446

Total adjustments		9,175

(a)
Cost of revenues includes $0.6 million of amortization of intangible assets, $2.0 million of inventory step-up, $0.1 million of stock based compensation expenses, $0.2 million of integration plan related costs and $1.6 million of changes in pre-acquisition indirect tax positions in the six months ended June 30, 2012.

(b)	Research and development expenses include $40 thousand of integration plan related costs and $1.0 million of stock based compensation expenses in the six months ended June 30, 2012.
(c)
Selling and marketing expenses includes $1.2 million of amortization of intangible assets, $0.4 million of integration plan related costs and $1.1 million of stock based compensation expenses in the six months ended June 30, 2012.

(d)	General and administration expenses include, $0.3 million of integration plan related costs and $0.6 million of stock based compensation expenses in the six months ended June 30, 2012.

Ceragon Reports Second Quarter 2012 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
OPERATING LOSS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Six months ended
	June 30, 2012

Reported GAAP net operating loss	(223)	(2,501)

Stock based compensation expenses	1,257	2,842
Amortization of intangible assets	901	1,802
Inventory step up	1,613	2,017
Integration plan related costs	-	955
Changes in pre-acquisition indirect tax positions	221	1,559

Non-GAAP net operating profit	3,769	6,674

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Ceragon Reports Second Quarter 2012 Results

Contact: Yoel Knoll
Vice President of Investor Relations
Ceragon Networks Ltd.
US: +1-(201)-853-0228
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoell@ceragon.com